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                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)


[GENZYME LOGO]                                   [GELTEX LOGO]


FOR GELTEX:                                      FOR GENZYME:
Mark Skaletsky                                   Sally Curley (investors)
781-434-3500                                     617-591-7140
Paul Mellett                                     Bo Piela (media)
781-434-3484                                     617-252-7785


FOR IMMEDIATE RELEASE
November 9, 2000

 GENZYME AND GELTEX ANNOUNCE REGISTRATION STATEMENT FOR GENZYME'S ACQUISITION OF
                        GELTEX DECLARED EFFECTIVE BY SEC

     CAMBRIDGE and WALTHAM, Mass.---Genzyme Corp. and GelTex Pharmaceuticals, Inc. (Nasdaq: GELX) announced today that the Securities and Exchange Commission
(SEC) has declared effective the registration statement for Genzyme's acquisition of GelTex. Once the merger is effective, all of GelTex's assets, liabilities and operations will be allocated to Genzyme General (Nasdaq: GENZ), a division of Genzyme Corp.

     A proxy statement/prospectus will be mailed on November 13 to GelTex stockholders. The record date for GelTex shareholders was October 24, 2000. GelTex expects to hold a special meeting of its shareholders on December 13, 2000 at GelTex's offices, 153 Second Ave., Waltham, to obtain the required approval. Upon shareholder approval, the transaction is expected to close before the end of the year.


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Genzyme and GelTex Announce Registration Statement for Genzyme's Acquisition
of GelTex Declared Effective by SEC--page 2



         With the acquisition, Genzyme General will have access to two patent-protected, marketed products--Renagel(R) brand sevelamer hydrochloride and WelChol(TM) brand colesevelam hydrochloride--along with a significant pipeline of promising products and a proven and productive polymer technology development team. Renagel is a rapidly growing product used in the treatment of patients with end-stage renal disease undergoing hemodialysis. WelChol is a new cholesterol-lowering agent that was launched in September 2000 by Sankyo Pharma, Inc.

TERMS OF MERGER AGREEMENT

         Under the terms of the agreement, GelTex shareholders can elect to receive 0.7272 of a share of Genzyme General Division common stock or $47.50 in cash for each GelTex share owned, subject to proration to maintain the cash portion of the total consideration at 50 percent, or approximately $509 million.

         The boards of directors of Genzyme Corp. and GelTex have approved the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. The transaction will require the approval of GelTex shareholders, and is subject to customary closing conditions.

         Genzyme General develops and markets therapeutic products and diagnostic products and services. Genzyme General has three therapeutic products on the market and a strong pipeline of products in development focused on the treatment of genetic disorders and other chronic and debilitating diseases. Genzyme General is a division of the biotechnology company, Genzyme Corporation.


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Genzyme and GelTex Announce Registration Statement for Genzyme's Acquisition
of GelTex Declared Effective by SEC--page 3



         GelTex develops and markets non-absorbed polymer drugs that bind and eliminate targeted substances within the gastrointestinal tract. In addition, GelTex is developing small-molecule pharmaceuticals consisting of novel polyamine analogues and metal chelators.

This press release contains forward-looking statements, including statements about the anticipated consummation, timing and benefits of the merger, the value of the merger consideration, the nature of the merger, and expectations concerning GelTex's product candidates and polymer technology. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the likelihood of receipt of regulatory and other approvals of the merger, the actual efficacy and safety of products, the content and timing of submissions to and decisions by regulatory authorities, the ability of Genzyme to retain GelTex's development team, the ability of the development team to continue to develop viable drug candidates, and the risks and uncertainties described in the information included under the caption "Risk Factors" in the proxy statement/prospectus we filed with the SEC on November 1, 2000, and in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. Genzyme General Division Common Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme General Division Common Stock are subject to all of the risks and uncertainties described in the aforementioned reports.

This material is not a substitute for the proxy statement/prospectus Genzyme and GelTex have filed with the Securities and Exchange Commission. Investors are urged to read that document because it contains important information. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC and incorporated by reference into the proxy statement/prospectus are available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed by GelTex with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment terminates following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation is contained in the proxy statement/prospectus.

                                      # # #

           PLEASE SEE PACKAGE INSERT FOR FULL PRESCRIBING INFORMATION.


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Genzyme and GelTex Announce Registration Statement for Genzyme's Acquisition
of GelTex Declared Effective by SEC--page 4



Genzyme's releases are available on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.

GelTex's press releases are available at http://www.geltex.com